2/9.

04030615

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SARE Holding, S.A. de C.V.

*CURRENT ADDRESS Periférico Sur No. 3395
Colonia Rincon del Pedregal
Relegacion Tlalpan, C.P. 14120
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34791 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/8/04

FROM (FRI) 6. 4'04 11:42/ST. 11:40/NO. 4800000298 P 4

82-34791

ARLS

12-31-02

Sare Holding, S.A. de C.V. and Subsidiaries

Consolidated Financial Statements as of December 31, 2002 and combined statements as of December 31, 2001 including the Report of the Independent Auditors.

SARE HOLDING, S.A. DE C.V. AND SUBSIDIARIES

TABLE OF CONTENTS

(Letterhead of Deloitte & Touche)

REPORT OF THE INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Sare Holding, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet as of December 31, 2002 and combined balance sheet as of December 31, 2001 of Sare Holding, S.A. de C.V. and Subsidiaries (the "Company") and the related combined statements of income, of variations in stockholders' equity and changes in financial position for each of the years then ended. The consolidated and combined financial statements contain the accounts of Inmobiliaria Pedregal de San Francisco, S.A. de C.V. and Inmobiliaria Temextitla, S.A. de C.V., which have operated under a common management and stock control with all other subsidiaries. These financial statements are the responsibility of the Management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Mexican generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with Mexican generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2 to the consolidated and combined financial statements, on July 29, 2002, the Company bought 74.86% of the shares of Inmobiliaria Pedregal de San Francisco, S.A. de C.V. and Inmobiliaria Temextitla, S.A. de C.V., and on March 31, 2002, it acquired 49% and 36% of the shares of Inmobiliaria Estoril, S.A. de C.V. and Desarrollos Inmobiliarios Coapa, S.A. de C.V., respectively. The balance sheet as of December 31, 2001, and the corresponding statements of income, variations in stockholders' equity, and changes in financial position for the years ended on December 31, 2002 and 2001, have been combined to present the accounts of the companies acquired in 2002, as though the purchase had taken effect on January 1, 2001, given that prior to that date the companies in question already had common shareholders and management with the other subsidiaries. On a prior date consolidated financial statements of Sare Holding, S.A. de C.V. and subsidiaries for the year ended on December 31, 2001, had been issued, which did not include the effects of the purchase of shares aforementioned and about which we issue an opinion without reservation.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Sare Holding, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations, variations in stockholders' equity and changes in financial position for each of years that ended on such dates, in accordance with Mexican generally accepted accounting principles.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

/s/ C. Roberto Puga C.

Roberto Puga C., CPA
February 25, 2003

SARÉ HOLDING, S.A. DE C.V. AND SUBSIDIARIES

BALANCE SHEETS
CONSOLIDATED AS OF DECEMBER 31, 2002
COMBINED AS OF DECEMBER 31, 2001
(Thousand of purchasing power pesos for December 31, 2002)

ASSETS	2002	2001
CURRENT ASSETS		
Cash and temporary investments	$ 120,874	$ 64,353
Clients	568,270	274,885
Accounts receivable from related parties (Note 12)	2,401	24,897
Other accounts receivable - Net (Note 4)	87,743	37,476
Inventories (Note 5)	722,778	646,123
Advanced Payments (Note 6)	27,539	12,765
Total current assets	1,529,605	1,060,499
MACHINERY AND EQUIPMENT – Net (Notes 7 and 10)	41,633	37,791
STOCK INVESTMENTS (Note 8)	25,958	19,033
TOTAL	$ 1,597,196	$ 1,117,323
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Loans from financial institutions (Note 9)	$ 161,791	$ 159, 865
Current portion of long term liabilities (Note 10)	6,014	38,351
Land suppliers and others	216,020	94,551
Accrued taxes and expenses	75,140	33,230
Advances from clients	40,364	17,640
Accounts payable to related parties (Note 12)	80,950	84,062
Income Tax	8,492	7,876
Employee profit sharing	1,641	2,427
Total current liabilities	590,412	438,002
LONG TERM LIABILITIES (Note 10)	163,721	50,601
CERTIFICADOS BURSÁTILES [CAPITAL CERTIFICATES] (Note 10 b).		
DEFERRED INCOME TAX AND EMPLOYEES PROFIT SHARING(Note 15)	92,993	37,373
Total liabilities	847,126	525,976
STOCKHOLDERS' EQUITY (Note 11)		
Par capital stock	194,594	195,109
Capital Stock Restatement	132,053	132,072
Share Subscription Premium	13,603	14,245
Withheld Profits	326,276	195,621
Shortfall in the restatement of stockholders' equity	(72,361)	(61,664)
Accrued effect of deferred income tax	(22,432)	(22,432)
Investment of majority stockholders	571,733	452,951
Investment of minority stockholders	178,337	138,396
Stockholders' Equity	750,070	591,347
TOTAL	$ 1,597,196	$ 1,117,323

Attached notes are an integral part of these consolidated and combined financial statements

SARE HOLDING, S.A. DE C.V. AND SUBSIDIARIES

COMBINED INCOME STATEMENTS
YEARS ENDED ON DECEMBER 31, 2002 AND 2001
(Thousand of purchasing power pesos for December 31, 2002)

	2002	2001
REVENUE		
Dwelling Sales	$ 1,533,381	$ 757,589
Utilities Sales	153,339	235,887
Land and Business Outlet Sales	76,657	
Subleasing (Note 13)	51,375	51,416
Other	2,510	5,384
Share in related companies' operations	2,322	(13)
	1,819,584	1,050,263
COST OF SALES		
Dwelling Sales	1,114,424	569,105
Utilities Sales	106,456	172,874
Land and Business Outlet Sales	54,510	
Subleasing (Note 13)	43,496	43,262
	1,318,886	785,241
GROSS PROFITS	500,698	265,022
SALES AND MANAGEMENT EXPENDITURES	236,944	189,241
OPERATING PROFIT	263,754	75,781
INTEGRAL FINANCING COST		
Interest Income	(9,180)	(13,910)
Interest Expense	47,129	43,798
Exchange Rate Profit	(11,780)	(2,495)
	26,169	27,393
SUNDRY EXPENDITURES (REVENUE) - Net (Note 14)	3,656	(17,779)
PROFIT BEFORE INCOME TAX AND EMPLOYEE'S PROFIT-SHARING	233,929	66,167
INCOME TAX (Note 15)	89,612	16,082
EMPLOYEE PROFIT SHARING (Note 15)	3,352	101
	92,964	16,183
NET COMBINED CONSOLIDATED PROFIT	$ 140,965	$ 49,984
Net Majority Profit	$ 130,655	$ 37,519
Net Minority Profit	10,310	12,465
COMBINED CONSOLIDATED NET PROFIT	$ 140,965	$ 49,984

Attached notes are an integral part of these consolidated and combined financial statements

SARE HOLDING, S.A. DE C.V. AND SUBSIDIARIES

COMBINED STATEMENT OF VARIATIONS IN STOCKHOLDERS' EQUITY
YEARS ENDED ON DECEMBER 31, 2002 AND 2001
(Thousand of purchasing power pesos for December 31, 2002)

	Capital Stock							
	Par	Restatement	Share subscription premium	Withheld Profit	Shortfall in the restatement of stockholders' equity	Accrued effect of deferred income tax	Minority shareholders investment	Stockholders' Equity (Note 11)
BALANCES AS OF JANUARY 1, 2001	$ 195,109	$ 132,072	$ 14,245	$ 185,182	$ (52,337)	$ (22,432)	$ 203,009	$ 654,848
Net decrease of minority contributions to trusts							(77,078)	(77,078)
Dividends decreed				(27,080)				(27,080)
Net integral profit				37,519	(9,327)		12,465	40,657
BALANCES AS OF DECEMBER 31, 2001	195,109	132,072	14,245	195,621	(61,664)	(22,432)	138,396	591,347
Capital reimbursement	(515)	(19)					(10,401)	(10,935)
Net increase of minority contributions to trusts							41,188	41,188
Premium decrease			(642)					(642)
Integral profit				130,655	(10,697)		9,154	129,112
BALANCES AS OF DECEMBER 31, 2002	$ 194,594	$ 132,053	$ 13,603	$ 326,276	$ (72,361)	$ (22,432)	$ 178,337	$ 750,070

Attached notes are an integral part of these consolidated and combined financial statements

SARE HOLDING, S.A. DE C.V. AND SUBSIDIARIES

COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED ON DECEMBER 31, 2002 AND 2001
(Thousand of purchasing power pesos for December 31, 2002)

	2002	2001
OPERATION:		
Consolidated and combined net profit	$ 140,965	$ 49,984
Items not requiring (generating) use of funds:		
Depreciation and amortization	9,924	8,575
Interest in results of associated companies	(2,322)	13
Deferred income tax and employee profit sharing	55,620	-14,319
	204,187	44,253
Changes in the operation's assets and liabilities:		
(Increase) decrease in:		
Clients	(293,385)	269,335
Other accounts receivable	(50,267)	16,567
Inventories	(93,111)	(194,963)
Advanced Payments	(14,774)	(1,420)
Advances to Clients	22,724	(28,831)
Land Suppliers	121,469	(41,367)
Accrued Taxes and Expenditures	41,910	(26,618)
Employee profit sharing	(786)	(1,456)
Income Tax	616	(5,350)
Accounts payable to related parties	19,384	32,482
Funds (used in) generated by the operation	(42,033)	62,632
FINANCING:		
Loans from financial institutions net	82,709	(30,984)
Reduction to Capital Stock	(534)	
Dividends Decreed		(27,080)
Net Third Party Funds Contribution (Reimbursement)	41,188	(77,078)
Subscription Premium Reduction	(642)	
Capital Reimbursement	(10,401)	
Funds generated (used in) financing activities	112,320	(135,142)
INVESTMENT:		
Investment in stock of associated companies		(15,856)
Acquisition of machinery and equipment – net	(13,766)	(13,374)
Funds used in investment activities	(13,766)	(29,230)
CASH AND TEMPORARY INVESTMENTS:		
Cash increase (reduction)	56,521	(101,740)
Beginning of year balance	64,353	166,093
End of year Balance	$ 120,874	$ 64,353

Attached notes are an integral part of these consolidated and combined financial statements

SARE HOLDING, S.A. DE C.V., AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001.
[In thousands of purchasing power pesos for December 31, 2002]

1. ACTIVITIES

Sare Holding, S.A. de C.V., and Subsidiaries (the "Company") are a group of companies devoted mainly to promotion, design, construction, and marketing of lower and middle income and residential housing and other services related to the real estate industry.

2. PRESENTATION

Consolidation of financial statements – The consolidated financial statements include the individual financial statements of Sare Holding, S.A. de C.V., and each of its subsidiaries. The shares Sare Holding, S.A. de C.V. holds in the subsidiaries are shown below. The companies in which Sare Holding, S.A. de C.V. holds a 50% share are consolidated. Intercompany balances and operations have been eliminated.

Company	Share	
Sare Vis, S.A. de C.V.	100 %	
Fisare, S.A. de C.V.	100 %	
Inmobiliaria Yavenka, S.A. de C.V.	100 %	
Edificadora Galaxia, S.A. de C.V.	100 %	
Grupo Sare, S.A. de C.V.	100 %	
Sare Comercial, S.A. de C.V.	100 %	
Sare Bienes Raíces, S.A. de C.V.	100 %	
Construcciones Aumm, S.A. de C.V.	100 %	
TI Diseño y Construcción de Interiores, S.A. de C.V.	100 %	
Corporativo Inmobiliario de Servicios, S.A. de C.V.	100 %	
Sare Sureste, S.A. de C.V.	100 %	
Desarrollos Inmobiliarios Coapa, S.A. de C.V.	100 %	*
Desarrolladora Inmobiliaria Cancún, S.A. de C.V.	100 %	
Inmobiliaria Estoril, S.A. de C.V.	100 %	
Inmobiliaria Pedregal de San Francisco, S.A. de C.V.	100 %	*
Inmobiliaria Temextitla, S.A. de C.V.	74.86 %	*
Sare Dimex, S.A. de C.V.	74.86 %	*
Sare Agentes de Seguros y Fianzas, S.A. de C.V.	60 %	
	51 %	

Also, Sare Holding, S.A. de C.V., participates in trusts in which it is entitled to a share in revenues, ownership, and profits, in different proportions. As of December 31, 2002 and 2001, these trusts are as follows:

Lomas de San Angel Trust
La Guadalupana Trust
Algeciras Trust
Bilbao Trust
Carpintería Trust
Labradores Trust
Metro Joint Venture
El Carmen I Joint Venture
El Carmen II Joint Venture
El Carmen III Joint Venture

* On July 29, 2002, the Company bought 74.86% of the shares of Inmobiliaria Pedregal de San Francisco, S.A. de C.V., and Inmobiliaria Temextitla, S.A. de C.V., and on March 31, 2002, it acquired 49% and 36% of the shares of Inmobiliaria Estoril, S.A. de C.V., and Desarrollos Inmobiliarios Coapa, S.A. de C.V., respectively. The balance sheet as of December 31, 2001, and the corresponding statements of income, variations in stockholders' equity, and changes in financial position for the years ended December 31, 2002 and 2001, have been combined to present the accounts of the companies acquired in 2002, as though the purchase had taken effect on January 1, 2001, given that prior to that date the companies in question already had common shareholders and management with the other subsidiaries.

Combination of financial statements – The combined financial statements include the individual financial statements of Sare Holding, S.A. de C.V., and its subsidiaries. The companies in which Sare Holding, S.A. de C.V. had controlling interest and a share of 50% or more as of December 31, 2001, are combined. Intercompany balances and operations have been eliminated.

Investment in unconsolidated associated companies is valued by means of the equity method.

3. SUMMARY OF MAIN ACCOUNTING POLICIES

The accounting policies applied by the Company conform to Mexican generally accepted accounting principles, which require that the Company's management make certain estimates and use certain assumptions to assess some of the items in the financial statements and to make the disclosures they require. Although real results may differ from such estimates, management considers that the estimates and assumptions used were appropriate under the circumstances. The Company's main accounting policies are as follows:

a. ***Recognition of the effects of inflation*** – The Company restates its financial statements in terms of purchasing power pesos for the date of the last balance sheet filed, thereby recognizing the effects of inflation on its financial information. Consequently, the financial statements presented for the previous year have also been restated in terms of the same purchasing power and their figures differ from those originally presented, which were in purchasing power pesos for the year's end. Consequently, the figures in the attached financial statements are comparable, as they all are expressed in constant pesos.

b. ***Temporary Investments*** – are valued at first cost plus accrued yield or at estimated realization value, whichever is less.

c. ***Inventories and cost of sales*** – Inventories are valued at net replacement value, estimated by an independent expert, which will not exceed their realization value. Cost of sales is restated estimating replacement value on the sale date.

d. *Machinery and equipment* – Are recorded at first cost and restated applying factors derived from the [Mexican] National Consumer Price Index (Spanish acronym INPC). Depreciation is calculated by the straight line method based on the estimated useful life of assets, as follows:

	Years
Furniture and Equipment	10
Vehicles	4
Machinery	4
Installation costs	20

e. *Investment in stock of associated companies* – Are valued using the stockholders' equity share method.

f. *Employee retirement obligations* – Seniority bonuses are recognized as cost during employees' years of service. As of December 31, 2002 and 2001, the Company has not recognized any liability under this heading, as it is not considered significant.

g. *Income tax, asset tax, and employee profit sharing* – Provisions for Income Tax (Spanish acronym ISR) and employee profit sharing (Spanish acronym PTU) are recorded in results for the year in which they accrue, and the Company recognizes deferred ISR due to temporary differences that result from the comparison of the book value and tax value of its assets and liabilities, including, as appropriate, the benefit from tax losses to be amortized. Deferred asset tax is recorded only when there is a high probability that it can be recovered. Deferred PTU caused by temporary differences between book results and the taxable income, only when it can be reasonably assumed that they will create a liability or a benefit and there is no indication that the situation will change, with the result that the liabilities or benefits fail to materialize.

Asset tax paid that the Company expects to recover is recorded as an advance toward income tax and is reflected in the balance sheet by reducing the deferred income tax liability.

h. *Shortfall in the restatement of stockholders' equity* – Consists of the cumulative monetary position income through the first restatement and the loss on non-monetary assets observed due to the change in the specific price level that rose below inflation.

i. *Recognition of income and costs* – Income from real estate sales is recognized at the time of sale in proportion to the degree of progress in the corresponding work. The corresponding cost of sales, including individual project costs, is recognized in proportion to such income, in accordance with the budgeted income statement prepared for each development, which is adjusted based on real vs. estimated cost increases, for which reason the profit for each year is affected on knowing and comparing the real cost of the properties sold with the estimate applied. The cost of depreciation of leased properties and expenses incurred for sublet properties are recorded as a cost of such income.

j. *Monetary position result* – The monetary position result is calculated applying factors derived from the INCP to the monthly net monetary position.

k. *Reclassifications* – Certain reclassifications have been applied to the financial statements for fiscal 2002 to conform its presentation to that used in 2001.

4. OTHER ACCOUNTS RECEIVABLE

	2002	2001
Taxes recoverable, mainly income tax	$ 29,851	$ 32,588
Sale of land and work in trust	22,887	
Advance to suppliers	10,979	1,652
Third party trustors	15,327	
Others	8,699	3,236
	$ 87,743	$ 37,476

5. INVENTORIES

	2002	2001
Work in progress	$ 160,466	$ 298,809
Land	562,312	347,314
	$ 722,778	$ 646,123

6. ADVANCE PAYMENTS

	2002	2001
Assignment of municipal water fees	$ 12,987	
Cost of future placement of shares (1)	3,656	$ 7,728
Cost of placement of *Certificados Bursátiles* (2)	6,663	
Others	4,233	5,037
	$ 27,539	$ 12,765

(1) Expenses identified with the future placement of shares, which will be applied to the net premium on placement of shares, when the company's shares are listed on the Stock Exchange, or to results if they are not. In 2002 the Company's management decided to start amortizing such expenses, to apply them to results in the two following years.

(2) Expenditures incurred for placement of *Certificados Bursátiles*, as mentioned in Note 10 b. the expenditure under this heading will be amortized in four years, starting in fiscal 2003.

7. MACHINERY AND EQUIPMENT

	2002	2001
Furniture and Equipment	$ 33,493	$ 27,453
Vehicles	12,461	11,384
Machinery	25,393	20,746
Installation costs	14,207	12,850
	85,554	72,433
Accrued depreciation and amortization	(43,921)	(34,642)
	$ 41,633	$ 37,791

8. STOCK INVESTMENTS

The Company's share in the stockholders' equity of its associates is broken down as follows:

	Percentile Share 2002	Percentile Share 2001	2002	2001
Sare Avalúos, S.A. de C.V.	16.33%	16.33%	$ 592	$ 453
Sare Capital, S.A. de C.V.	4.55%	4.54%	25,088	18,248
Others			278	332
			$ 25,958	$ 19,033

Transactions with these companies are not significant.

9. BANK LOANS

Simple loan mortgages on land and on work in progress at the TIIE plus two to four points. Also, through December 31, 2001, there were simple loans expressed in UDIs, with interest rates of 12% and 13%, which were liquidated in 2002.

10. LONG-TERM LIABILITIES

	2002	2001
a. Short-term and long-term liabilities are broken down as follows:		
Simple mortgage (SOFOL) at TIIE plus 2 points, with maturity in 2004.	$ 64,448	
Simple mortgage (SOFOL) at TIIE plus 3.5 points, with maturity in 2004.	50,049	

Simple mortgage at THE plus 3.75 points, with maturity in 2004.	29,594	
Simple mortgage at THE plus 2.25 points, with maturity in 2004.	13,800	$ 71,348
Obligations for financial leasing of machinery and equipment, at THE plus 2 and 4 points, with maturity in 2005.	5,460	
Obligations for financial leasing of machinery and equipment, at THE plus 2 and 4 points, with maturity in 2004.	5,018	8,964
Obligations for financial leasing of machinery and equipment, at THE plus 2 and 4 points, with maturity in 2003.	1,366	3,562
Simple mortgage at THE plus 4 points, with maturity in 2002.	0	5,078
	169,735	88,952
Current portion	(6,014)	(38,351)
	$ 163,721	$ 50,601

Maturities on long-term debt are:

Year	**2002**	**2001**
2003	$	$ 36,332
2004	161,492	14,269
2005	2,229	
	$ 163,721	$ 50,601

b. *Certificados Bursátiles* [Capital Certificates]

The National Banking and Securities Commission authorized Sare Holding, S.A. de C.V., to issue up to $400,000 in *Certificados Bursátiles*, as per Official Notice DGE-758-144158, dated December 5, 2002, to finance the different developments that the trustors contribute to the issuing trust. The par value of the *Certificados Bursátiles* is $100.00 each. The *Certificados Bursátiles* program will have a term of four years, and each issue will have its own maturity date and interest, depending on the terms and conditions under which it is issued.

Issuing Trustee – Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero.

Trustors – The following subsidiaries of Sare Holding, S.A. de C.V.: Fisare, S.A. de C.V., Grupo Sare, S.A. de C.V., Inmobiliaria del Pedregal de San Francisco, S.A. de C.V., Inmobiliaria Estoril, S.A. de C.V., Inmobiliaria Temextitla, S.A. de C.V., Inmobiliaria Yavenka, S.A. de C.V., and Desarrolladora Inmobiliaria de Cancún, S.A. de C.V., as well as any other trustors who may join in the future.

The first issue and placement of *Certificados Bursátiles* was for $200,000, dated December 6, 2002, at the 180-day CETE rate plus 2.4 points, payable semiannually by means of coupons.

The cash the trust receives for issues of *Certificados Bursátiles* will be used to:

a) Create a cash reserve equal to 25% of the unpaid balance of the *Certificados Bursátiles*.
b) Create a reserve for payment of interest, in an amount equal to an advance coupon.
c) Create a ready cash account to finance construction and development of projects contributed to the trust.

For each project, the issuing trust will grant disbursements against work progress at a ratio of 2 to 1 between the value of assets contributed and the amount of the disbursement. As of December 31, 2002, trustee has not granted any disbursements from funds received.

The financial information of the trust created for this purpose is as follows:

Value of subscribed *Certificados Bursátiles*	$ 200,000
Minus – cash placed in Trust	(191,806)
Expenses incurred for placement	(6,599)
Accrued interest at year's end	(1,595)

11. STOCKHOLDERS' EQUITY

a. The stockholders' equity at par value as of December 31, 2002 and 2001, is broken down as follows:

	Number of Shares		Value	
	2002	2001	2002	2001
Fixed Capital				
Sole Series, Class I	245,628	245,628	$ 24,563	$ 24,563
Variable Capital				
Sole Series, Class II	1,700,312	1,705,463	170,031	170,546
TOTAL	1,945,940	1,951,091	$ 194,594	$ 195,109

The capital stock is made up of common, registered shares with par value of one hundred pesos each, fully subscribed and paid in. Shares of Sole Series Class I may be acquired only by Mexicans. Shares of Sole Series Class II are for free subscription, the variable portion of the capital stock is unlimited.

b. By resolution adopted in the Ordinary and Extraordinary General Shareholders' Meeting of April 29, 2002, a $534 reduction in capital was approved.

c. In the Ordinary General Shareholders' Meetings of subsidiaries Inmobiliaria Temextitla, S.A. de C.V., and Pedregal San Francisco, S.A. de C.V., held in March and June 2002, a nominal reimbursement of capital for $39,500 was approved, with $10,401 corresponding to the minority interest.

d. By resolution adopted in the Ordinary General Shareholders' Meeting of March 27, 2001, dividends were ordered amounting to $27,080 in constant pesos.

e. In the year ended December 31, 2001, contributions to the minority capital were returned, reducing its share by $77,078.

f. The integral profit reported in the attached statements of variations in stockholders' equity represents the total result of the Company's activities in each year, and in 2002 and 2001 consists of net profit for the year plus the result from non-monetary assets held.

g. The deficit in the restatement of stockholders' equity represents the loss on non-monetary assets held, resulting from the fact that specific costs have risen less than inflation.

h. Distribution of the stockholders' equity, except the restated values for contributed capital stock and retained taxable profits will cause the Company to be charged income tax on dividends at a rate of 35%. Starting in 2003, the applicable rate will be reduced by one percentage point each year, until it reaches 32% in 2005. The tax paid in 2002 on such distribution maybe credited against the Company's income tax in the next three years.

As a result of the tax reforms for 2003, tax paid on distribution of stockholders' equity may only be credited against income tax for the year in which income tax on dividends is paid and the two following years, against annual income tax and provisional payments.

The balances of the tax accounts in the stockholders' equity as of December 31 are:

	2002	2001
Contribution capital account	$ 299,087	$ 299,087
Consolidated net tax profit account	908	1,008
Total	$ 299,995	$ 300,095

12. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with affiliates are as follows:

	2002	2001
Accounts receivable		
Sare Capital, S.A. de C.V.		$ 11,687
Inmobiliaria Periférico Sur 3395, S.A. de C.V.	$ 2,343	3,857
Grupo Inmobiliario Sare, S.A. de C.V.		9,353
Consorcio Administrativo Inmobiliario de Servicios, S.A. de C.V.	58	
	$ 2,401	$ 24,897
Accounts payable		
Grupo Inmobiliario Sare, S.A. de C.V.	$ 37,967	$ 36,023
Sare Capital, S.A. de C.V.	42,983	48,039
	$ 80,950	$ 84,062

Transactions with affiliates and associates carried out in the normal course of operations were as follows:

	2002	2001
Income from administrative services	$ 10,769	$ 8,583
Income from construction	9,341	6,728
Operating expenses	5,638	1,325

13. INCOME FROM SUBLETTING

Income from subletting comes from the contract for management and subletting to third parties of commercial outlets and buildings located on the premises of the Mexico City Mass Transportation System (METRO). The contract in force in 1999 established the minimum monthly rent the Company was obliged to pay for all the spaces involved.

The contract was terminated by both parties effective February 8, 2000, and was replaced by a revocable, temporary administrative permit, for a consideration, which stipulated that the Company would continue managing only the commercial spaces and outlets.

The permit has an effective term of eight years and five months, counted from March 1, 2000, and requires the Company to pay $1,885 (par value) as discharge for minimum rent on the previous contract, default interest, and contractual penalties. As of March 1, 2000, the Company is obliged to pay, as consideration for the permit, 55% of its net annual invoicing on subleases executed.

14. OTHER COSTS (REVENUES)

Other costs (revenues) correspond to amortization of advance payments, as mentioned in Note 6 and other revenues include $14,313 for the income obtained on the sale of the net assets of subsidiary CB Comercial de México, S.A. de C.V.

15. INCOME TAX, ASSET TAX, AND EMPLOYEE PROFIT SHARING

The Company is subject to income tax (Spanish acronym ISR) and asset tax (Spanish acronym IMPAC). ISR is calculated considering taxable or deductible certain effects of inflation, such as depreciation calculated on values in constant prices and deducting purchases instead of cost of sales, which makes it possible to deduct present costs, the effect of inflation accrues on or is deducted from certain monetary assets and liabilities by means of the inflationary component, which is similar to the monetary position result. Through 2001 the income tax rate was 35%, of which the Company was obliged to pay 30% each year and the remainder on distributing profits. This remainder is reported as a long-term liability, depending on the policy for dividends.

The tax reforms published on January 1, 2002, included amendments to the Income Tax Act that eliminated the deferral of the portion payable on distributing dividends. The income tax rate is 35% in 2002, and will be 34% in 2003, 33% in 2004, and 32% starting in 2005. The deduction for employee profit sharing is eliminated, as is the obligation to withhold income tax on dividends paid to individuals or foreign residents.

On the other hand, IMPAC accrues at 1.8% on the net average of the majority of assets at restated values and certain liabilities, and is paid only in the amount by which it exceeds income tax for the year. When IMPAC for a given year exceeds ISR, the amount by which ISR has exceeded IMPAC in the three immediately previous years may be credited against said difference and any payment made is recoverable against the amount by which ISR exceeds IMPC in the following ten years.

Sare Holding, S.A. de C.V., causes consolidated income tax and asset tax with its subsidiaries, in the same proportion as its voting shares in the subsidiaries at year's end. Starting January 1, 2002, the proportion is calculated based on the average daily equity interest the holding company maintains in its subsidiaries over the year. The subsidiaries' taxable results are consolidated at

60% of the aforementioned proportion. Both Sare Holding, S.A. de C.V., and its subsidiaries make their provisional income tax and asset tax payments as though they had not opted for tax consolidation.

a. Income tax and employee profit sharing are broken down as follows:

	2002	2001
Income Tax:		
Accrued	$ 20,018	$ 15,939
Deferred	69,594	143
	$ 89,612	$ 16,082
Profit Sharing:		
Accrued	$ 1,564	$ 2,008
Deferred	1,788	(1,907)
	$ 3,352	$ 101

b. The reconciliation of the legal income tax rate and the effective rate expressed as a percentage of profit before income tax and profit sharing for fiscal 2002 and 2001 is as follows:

	2002	2001
Legal rate:	35%	35%
Plus effect of permanent differences, mainly non-cumulative revenues	(1)	(2)
Plus effects of inflation	4	5
Minority share in trusts	2	(14)
Effect of rate reduction on deferred ISR	(2)	0
Effective rate	38%	24%

c. The principal headings that account for the balance of the deferred income tax and employee profit sharing liability as of December 31, 2002 and 2001, are:

	2002	2001
Deferred income tax and profit sharing liabilities:		
Inventories	$ 221,346	$ 210,580
Clients	121,450	51,911
	342,796	262,491
Deferred income tax assets		
Effect of tax losses to be amortized	205,850	198,117
Provisions for sales and financial expenses	4,015	(3,431)
Advances from clients	6,707	4,066
	216,572	198,752
Net income tax liability	126,224	63,739
Asset tax paid recoverable	33,231	26,366
Net liability	$ 92,993	$ 37,373

d. Tax losses pending amortization and asset tax recoverable for which a deferred income tax asset has already been recognized and an advance income tax payment, respectively, may be recovered on satisfying certain requisites. The years of maturity and figures restated as of December 31, 2002, are as follows:

Tax loss	Asset tax	Year of maturity
	$ 805	2003
$ 3,782	1,755	2004
	1,841	2005
	950	2006
16,724	3,730	2007
5,972	4,729	2008
139,972	1,883	2009
204,508	6,018	2010
52,733	4,636	2011
181,749	6,884	2012
$ 605,440	$ 33,231	

16. NEW ACCOUNTING PRACTICES

In December 2001, Instituto Mexicano de Contadores Publicos (IMCP) issued the new Bulletin C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), the provisions of which are mandatory as of the fiscal year starting January 1, 2003, although prior application is recommended. C-9 replaces the provisions of the previous Bulletin C-9 "Liabilities" and C-12 "Contingencies and Commitments" and, among other points, establishes greater precision in headings relating to provisions, accrued obligations, and contingent liabilities, and contains new provisions regarding recognition of provisions for accounting purposes, as well as the use of present value and redemption of bonds before maturity or when replaced with a new issue.

In January 2002, IMCP issued the new Bulletin C-8 "Intangible Assets" ("C-8") with the same effective date and recommendation as indicated for Bulleting C-9. C-8 replaces the previous Bulletin C-8 "Intangibles" and, among other points, that development costs for a project should be capitalized if they satisfy the criteria established to be recognized as assets; preoperative expenses incurred from the Bulletin's effective date should be recognized as an expense for the period. The unamortized balance of preoperative expenses capitalized in accordance with the previous Bulletin C-8 will be amortized as stipulated therein. To minimize the residue created by a "commercial loan" in the case of business acquisitions, headings are provided for intangibles to be identified and quantified.

The Company has not finished evaluating the effects of adopting these new accounting principles in its financial position and results; however, because the provisions it reports are not significant, the Company's management is of the opinion that adopting them will not significantly affect its financial position and results.

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